82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUL 22 AM 7:21

Santos



03024719

SUPPL

Date: Sun 20 Jul 2003 09:33:00 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos builds its Western Australian business

Number of pages (incl. cover sheet): 5

dlw 7/22

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Santos
www.santos.com

newsrelease

21 July 2003

Santos builds its Western Australian business

Santos Limited announced that it has acquired interests in three exploration licence areas in the offshore waters of Western Australia and will invest approximately A$4 million in new exploration.

Santos has acquired a 100 per cent interest in offshore exploration permit WA-274-P in the Browse Basin, Western Australia from a subsidiary of Genting Berhad.

Santos, as operator, has also recently been awarded exploration permit WA-338-P in the Browse Basin and WA-339-P in the Houtman Basin. This is the Company's first operated Houtman Basin acreage.

"These are exciting new areas for Santos increasing the area of our offshore Western Australian exploration acreage interests by 73 per cent" said Santos Managing Director, Mr. John Ellice-Flint.

"The Browse Basin is a proven petroleum province and this new acreage strengthens our existing Browse acreage holding. The Houtman Basin, however, is relatively unexplored and opens up a whole new set of opportunities for the Company within a frontier Basin.

"Good acreage is critical to building Santos' exploration portfolio. Our strategy is to capitalise on our existing interests as well as taking on new opportunities in frontier areas. These permits fit well within our strategy." he said.

WA-274-P is located 230 km off the WA coast and is in moderate water depths (250m to 1000m). It is adjacent to Santos' Browse Basin permit WA-281-P and Inpex's WA-285-P which contains the Brewster gas resource.

WA-338-P is located within the inner Browse Basin and is 70 km off the WA coast. WA-339-P is located in deep water (200m to greater than 2000m) and is 110 km off the WA coast.

The Joint Venture Partners for this acreage plan to spend approximately A$5.6 million over the next 2 to 3 years.

Participants in WA-338-P (Browse Basin) are:

Santos (operator)	71.5%
SK Corporation	28.5%

Participants in WA-339-P (Houtman Basin) are:

Santos (operator)	50%
Kerr-McGee	50%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Browse Basin


Timor
Suvu Sea
Joint Petroleum Development Area
Darwin
Territory of Ashmore & Cartier Islands
Indonesia
Australia
WA-274-P
WA-338-P
WA-281-P
Browse Basin
Indian Ocean
Western Australia
Northern Territory
0
200
kilometres

Legend

- Santos acreage
- Oil field
- Gas field
- Gas pipeline



Houtman Basin


Newman
Carnarvon
Western
Australia
Houtman Basin
WA-339-P
WA-328-P
Geraldton
Windimurra
Cliff Head
Indian Ocean
Kalgoorlie
Kambalda
0
250
kilometres
Perth

Legend

- Santos acreage
- Oil field
- Gas field
- Gas pipeline



Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 21 Jul 2003 12:58:06 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos signs Indonesian gas sales agreement

Number of pages (incl. cover sheet): 4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

21 July 2003

Santos signs Indonesian gas sales agreement

Santos Limited (through its wholly owned subsidiary Santos (Sampang) Pty Ltd) and its joint venturers are set to secure a slice of the developing East Java gas market following the signing of a new long term agreement to sell over 90 billion cubic feet (BCF) of gas.

Santos and its joint venturers have signed a Gas Sales Agreement (GSA) with PT Indonesian Power for a minimum of 40 million cubic feet of gas per day for up to ten years for the entire reserves of the Oyong field. This follows the Heads of Agreement signed in February 2003.

The Gas Sales Agreement is subject to certain conditions being satisfied, including approval of the development proposal by the Oyong Joint Venture participants.

Gas sales are expected to commence in early 2005.

The Oyong field, located in the Sampang PSC, was discovered in August 2001 and has over 90 BCF of proven and probable gas reserves and conservatively estimated reserves of 5 million barrels of recoverable oil.

"The Oyong project is Santos' first operated off-shore gas development in Indonesia. Hence this is a significant milestone in our efforts to build the South East Asian business, said Santos Managing Director, Mr John Ellice-Flint.

"This is a major step towards final project approval expected before the end of the year."

The Oyong gas and oil field is in 45 metres of water, 60 kilometres north east of PT Indonesia Power's 766 megawatt open and combined cycle gas turbine facility at Grati, Indonesia. Onshore gas processing facilities will be established adjacent to the Grati power station.

PT Indonesia power is the largest of the wholly owned generating subsidiaries of the State owned national electricity company, PLN. PT Indonesia Power operates 8968 MW of generating capacity supplying the Java-Bali grid and has a 50 per cent market share.

The gas sales agreement could not have been reached without the strong support from the Indonesian government regulator, BPMIGAS, the Ministry of Energy and Mineral Resources and the commitment of Santos, its co-venturers and PT Indonesian Power.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8213 5131

The Oyong Joint Venture is working to complete development approval as soon as possible and the final investment decision is expected to be reached by the end of the third quarter 2003.

Participants in the Sampang PSC are:	
Santos (Sampang) Pty Ltd (operator)	45%
Coastal Indonesia Sampang Ltd	40%
Cue (Sampang) Pty Ltd	15%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. Santos also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

News Release

Santos

Oyong Field


Java Sea
Madura Offshore PSC
Madura Island
Sampang PSC
Surabaya
Oyong
Maleo
Oyong
Madura Strait
Pagerungan
gas pipeline
Grati
East Java
30 kilometres

LEGEND

- Santos Acreage
- Oil Field
- Gas Field
- Gas Pipeline


Location Map

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 21 Jul 2003 08:14:47 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos announcement - Cooper Basin Producers win expanded Pasminco contract

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

newsrelease

Santos

www.santos.com

22 July 2003

Cooper Basin Producers win expanded Pasminco contract

Santos Limited and the other south west Queensland Gas Producers (Producers) have signed a new gas contract with Pasminco Century Mine Limited for Cooper Basin gas.

Gas sold by the Producers will be delivered to the Mount Isa Power Station which will generate power for the Century Mine at Lawn Hill in north west Queensland.

Under the new contract the Producers will provide the total gas needs for the Century Mine over the next three and a half years from the Cooper Basin. The Producers have been supplying approximately 50 per cent of Pasminco's gas requirements since mid 2001on a short term basis.

Pasminco has agreed to purchase up to a total of 15 PJ of gas. Supplies under the new contract commenced this week and will continue until the end of 2006.

"This is a good outcome for Cooper Basin gas as it increases the quantity of gas to Pasminco and on a firm supply basis for the next three and a half years," said Mr John Ellice-Flint, Santos' Managing Director.

"Santos is pleased to have signed this new contract with Pasminco.

"The Century Mine is one of the largest zinc mines in the world and Santos is delighted to be associated with such a significant Queensland and Australian resource project."

The interests of the South West Queensland Gas Producers are:

Santos	60.1%
Delhi (ExxonMobil)	23.2%
Origin Energy	16.5%
Oil Company of Australia	0.2%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)